Filed by Alpha Capital Acquisition Company

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Alpha Capital Holdco Company

(Commission File No.: 333-262552)

This filing amends and restates in its entirety the filing made pursuant to Rule 425 by Alpha Capital Acquisition Company on May 19, 2022 [SEC Accession No. 0000950103-22-008852].

Semantix Management Presentation for Investors and Analysts

May 18, 2022

Lynn Um | ICR

Good day, and welcome to Semantix’s Management Presentation for investors and analysts. I’m Lynn Um, Investor Relations with ICR. Following our presentation, there will be a live Q&A session. If you'd like to ask a question, please type it through the Zoom Webinar platform at the bottom of your screen, and it will be addressed at the end of the presentation.

During this presentation we'll be making forward-looking statements regarding future events and results. Forward-looking statements are predictions, projections, and other statements about future events. These forward-looking statements are based on current expectations and assumptions and are subject to risk and uncertainty. All statements today are qualified by information contained in the definitive proxy statement-slash-prospectus filed with the SEC by Alpha Capital and in any subsequent SEC filings, all available for free on the SEC’s website.

It's now my pleasure to turn it over to Rafael Steinhauser, Founder, Sponsor and President of Alpha Capital Acquisition Corporation. Over to you.

Rafael Steinhauser, Founder & Sponsor | Semantix:

Thank you very much Lynn. Good afternoon everybody. It's a great pleasure to be here today at this Semantix company presentation. I'll briefly introduce the team that is going to speak to you today here on the slide.

On the left, starting with Leo Santos, he's the founder and CEO of Semantix. He has an MBA from the University of San Paolo and specializations in both Stanford and Harvard. Leo started his career at Microsoft and then became a successful entrepreneur and founded Semantix 10 years ago.

Next to him, Adriano Alcalde, he’s the CFO of Semantix. He has an extensive finance experience in the technology industry.

In the middle, Andre Frederico, he is the general manager of Semantix for Latin America and with the company since December of 21. Prior to that, he led the cloud business unit of Tivit, a large cloud and data Center provider in Latin America.

To the right of him, Marcela Bretas, she's the CSO, Chief Strategy Officer of Semantix. The youngest acquisition of the company, she started recently with the company and she’s in charge of corporate strategy, M&A, and investment relations. She has an impressive blend of financial and public markets experience. Most recently, she served as a Director of Investor Relations, Strategic Planning, Partnerships and M&A for B3, the Brazilian stock exchange. Prior to that, she was Vice President of Morgan Stanley and holds business degrees from Harvard and Columbia Business Schools.

Finally, to myself, I have 37 years experience in the high tech industry, the last 20 years as CEO of multinational companies in the region like Nortel Networks, Cisco, and 10 years at Qualcomm where I created Qualcomm Ventures Latin America that eventually participated at several unicorns- 1990, Quinto Andar, Loggi, Nuvemshop, and so on. I currently am a co-founder and President of Alpha Capital, which is a SPAC devoted to Latin America technology sector, first SPAC for Latin America technology. We listed on the NASDAQ in February 2021 last year, and after analyzing over 100 companies and narrowing down to 12, we selected an announced merging with Semantix.

I want to offer a few remarks to Latin America, to the region, so the combination of several factors drove the technology adoption in the region in the last several years. First, mobility and access to the cloud in all major urban areas, Latin America is the region today with the highest Internet usage- 10 hours per person per day. Second, banking inclusion, as an example, Brazil has one of the most advanced fintech regulations and that drove everybody or most of Brazilians to be included in the banking and transaction financial transaction system. And third, logistics, the delivery of goods has dramatically improved and that, together with other factors, drove the fast adoption of technology of the 650 million people region that was of course accelerated during pandemic times. This technology adoption coupled with great entrepreneurship talent and high VC and PE investments of over 20 billion in 2021, it is a region where investments have grown the most in the world, recently, and even continuing in 2022. This combination of factors drove rapidly the technology industry with now over 40,000 startups, accelerated the growth of many of those companies, produced 34 new unicorns alone last year and many valuable significant players emerged and are now listed in the US, such as the $40 billion Mercado Libre in e-commerce, the $20 billion fintech Nubank, and even in software, we have companies conquering the world like Globant, now little under 10 billion US dollar market cap.

Picking up on this momentum, Semantix emerged as the leading data platform in Latin America. We are very fortunate to merge this splendid company with unique attributes, the principal ones being: first, it combines high growth with profitability, it's very rare to find profitable growth companies, in particular in the data platform field; second, data analytics is no doubt one of the two or three hottest categories going forward; third, Semantix enjoys a strong number one position in data analytics and AI in Latin America, initially offering third party platform integration, but over the last five years, developing their own proprietary end to end data offering with unique features, making the data journey very simple, agile, secure, and extremely cost efficient, as will be displayed in the presentation today; fourth, the vast majority of its businesses software as a service with very high NRR of nearly 140%; and last but not least, a splendid leadership team led by a great leader Leo Santos, that you will meet in a few minutes. Next slide please.

So here as you can see very, very small print, but I will tell you about the key numbers, highlights of the transaction between Alpha Capital, our SPAC, and Semantix, the company. In terms of valuation, the company has a pre-money enterprise value of 642 million US dollars, and will have a market cap of approximately $1 billion assuming full version of the trust. The company has highly attractive entry points on pre-money basis with multiples of 11.1 times on 2022 revenues and 7.9 times on 2023 revenues. These represents a discount to players in the analytics industry in the US, even considering the recent market adjustments. On uses of funds, 100% of the proceeds will be primary, not only that, but the previous investors, Bradesco, the second largest bank in Brazil, Crescera, one of the leading investment funds in the country are doubling down by participating themselves in the PIPE because they strongly believe in the attractiveness of the investment. This is quite unique as a transaction, as it was structured to have full closing certainty, since we fulfilled the minimum cash condition of 85 million US dollar from the outset, through a $94 million PIPE capital with a $23 million non redemption commitment, so that in total, we have 117 million US dollar available. Even in case we experience a lot redemption rate, the 170 million we secured is sufficient for Semantix to fully carry out on the business plan here present. The PIPE itself was created ahead of signing a merger agreement with the existing shareholders of the company, as mentioned, joined by investors representing top business leaders in Brazil and on a personal basis, along with Alec Oxenford, my co-founder of Alpha Capital, we both also contributed to the PIPE. Now let me turn it to a Semantix founder and CEO Leo Santos, please.

Leonardo Santos, Founder & CEO | Semantix

Thank you so much, Rafa. Hello everyone, it's a pleasure and honor to be with you here today. My name is Leo Santos and I am founder and CEO of Semantix. Now, please let me present Semantix. We are an end-to-end Software as A Services company that helps other companies to develop their Data Analytics and AI journey. We deliver our solution through a low-code, low-touch and cost-efficient approach. It is a strong competitive advantage, in our view. We are already the leaders in Latin America, and we are ready to accelerate our growth in other regions. The first step is the capital raising and the listing on Nasdaq. Let me walk you through some of the key metrics.

We believe our strong performance demonstrates how powerful our business model is. We operate already at scale. We have over 300 clients and expect to generate more than $58 million dollars in revenue this year. We have also been growing very fast and consistently. We expect a revenue CAGR of 39% between 2021 and 2023, and we had a Net Revenue Retention of 136% last year, and we are also retaining our customers. Our margins are already quite healthy, but we expect a strong expansion over the next few years. We also have very solid unit economics, with an 8.4 times LTV to CAC ratio. Last but not least, the majority of our revenues are recurring, as 83% of our contracts are long-term.

So, what are the issues that Semantix addresses? By now you have probably heard that data is the new oil. We also believe in that. But extracting value from raw data is quite complex, since data comes from different sources and in different formats. Also, if companies want to manage data properly, they need at least talented people, the right infrastructure, governance, analytics and artificial intelligence all of which are not easily obtained. Due to this high level of complexity, Gartner estimates that over 85% of data projects simply fail. That’s where we come. Our SaaS platform provides an all-in-one solution for companies to be able to extract, store, manage and generate value from data.

How do we do that? We enable companies to pursue their data journey in a simpler and more efficient way. We are a complete platform, with an end-to-end solution, and the entire infrastructure needed to help our clients through any stage. Our platform is simple, intuitive, plug-and-play and agnostic to cloud providers. And we are ready for the enterprise market, providing scalable, secure solutions and premium support. To get to where we are today wasn’t easy, it has been a long journey.

Let me walk through a history about the company. After working with Consulting at Microsoft and other technologies companies for 10 years, I realized I wanted to start my own business in the data segment. I founded Semantix in 2010. Initially we sold third-party software licenses and provided consulting services. In 2015, after years of research and hard work, we started developing our own data platform. In 2017, one of the largest financial groups in Latin America, Bradesco, invested in us. The group was already a client of Semantix. In the same year, we launched Semantix Data Platform 1.0. We still depended on Third-party products but added a layer of proprietary technology. In 2019, we received an investment from Crescera, one of the top-tier growth equity investors in Brazil and, from then on, really accelerated our growth strategy, organically and inorganically. In 2021, we completed our fully integrated cloud data platform, Semantix Data Platform 2.0 and accelerated the migration of our customers into our own end-to-end proprietary platform. Later in this year, we also signed the merger agreement with Alpha Capital. Now, in 2022, we are delivering on our growth strategy and moving ahead into our global journey by going public on Nasdaq.

I would also like to say that we are very proud of what we have built. We were recognized as one of the best analytics platforms by ISG, which is a reference in our market and an important opinion maker. And we received many other awards, as you can see on this page. It is also important to point out that we are a Great Place to Work company and we can attract and retain the best talent.

On the next section, I would like to walk you through the key pillars of our equity story. First, our addressable market is huge, we are just getting started. More than 89 billion dollars in revenue and growing. Second, we are an all-in-one data platform provider, different from anything out there. We have a proven and profitable business model with many organic and inorganic growth opportunities. Last, we are an industry-recognized leader in the segment with an innovative culture and strong focus on execution.

Considering that our strong offering covers all steps of the data journey, according to IDC, we are looking to a TAM of almost 90 billion dollars by 2024, of which 10 billion dollars alone correspond to the Latin American region. We are proud to enjoy today the number one position in that region. And with the opportunity that our Nasdaq listing opens we will be able to address other markets, and we are confident to become a significant player in the Data and AI orchestra at a global scale. Now Andre will provide some information about the business and operation model.

Andre Frederico, GM LatAM | Semantix

Thanks a lot Leo. Well, good afternoon everyone. I'm André Frederico, I’m the GM Latin America for Semantix. In this slide, we can see how powerful is our set of solutions. Combining a strong and growing end-to-end Proprietary SaaS, with a marketplace of third-party solutions that complement our SaaS, and also a comprehensive set of AI & Data Services, that go from Data Journey Assessments, passing through implementation of our SaaS and extending to recurrent Data Managed Services.

Now, on the next slide, we can see that Semantix delivers a modern platform which is optimized for the cloud. We deliver a modern SaaS for Data & AI, that offers a comprehensive set of modules, that are offered either separately or in an all-in-one model. Our platform has high standards of security and offers monitoring, support and governance. Also, we offer flexibility and scalability in terms of infrastructure since we offer our SaaS over the 3 major hyperscaler clouds.

Now on this slide, we’re going to dive into our data platform. Here, we can see that Semantix is a true end-to-end data & AI platform. We cover the entire data journey of our clients so companies can access the data world in a simple, agile, secure and cost-efficient manner. Also, we are very concerned in terms of architecture, and we make use of a Modern Data Stack throughout all steps of the data journey. Now, I will walk you through the different steps of this journey and the unique attributes of our platform.

Starting from the left, the first step is the Data Integration. We count on our own Data Ingestion Engine, which connects proactively though our iPaaS Integration, which is a no code and low code integration with over 300 interface-ready platform with market platforms like SAP, Oracle, Salesforce, Excel, and others. This Ingestion can also be done relatively in real time by exposing our platform's API gateway to data generated by external applications. Second step is the Data Engineering. Our platform is cloud agnostic, running over Azure, AWS and Google, providing the highest flexibility and cost-efficiency to our clients. Also, our data lake has no structure limitations, so data engineers and scientists can easily work with any kind of structured and unstructured data. At next, we apply AI to the respective data sets. Due to integration of our Machine Learning Engine to the entire data journey, the collaboration of data engineers and scientists is vastly facilitated. ML Ops will massively simplify the Machine Learning operation from development, training, deployment up to monitoring. Data can then be also visualized or shared through our Data Visualization module, which enables some very relevant features like Access Control Granularity for accurate data governance, which is not available at simpler visualization tools like Redash. Then, on Data sharing, we run through Semantix' proprietary API Management, so data can easily be shared with external data customers. This module also includes a layer of performance, security, governance and observability. In combination with our Billing functionality, data can also be easily monetized, turning data into a lucrative business itself to our clients.

On the next page I am going to give you more details regarding the building blocks for key industries of our platform. So here, the 3 main verticals we have built teams of industry specialists that have deep knowledge on the business of our clients and focus in enhancing their experience with Semantix. Also, we have developed specific set of solution Blocks providing industry specific Connectors, Datasets, AI, and Algorithms and others. With this, customers can use Semantix' apps to efficiently apply their data sets to their own business. Some examples that we have here are: risk analysis for financial institutions, recommendation engines for Retail, patient journey dashboards for hospitals, and preventive maintenance applications for manufacturing value chains. We are going to give you more details in a couple slides with some case studies that we have with clients.

Now, what problems are we solving? Semantix not only covers all steps of the journey, but also applies state-of-the art technology. With our all-in-one solution we offer an entry to the data world in a way that is frictionless, cost-efficient, agile, flexible and with strong governance.

Next slide, we see here that Semantix offers and offering that is crucial to many stakeholders in any organization. For Data architects for instance here on the left, and data engineers, we emphasize the value of that already present in the company, and promote decisions aligned with BI. The Data Integration and Data Engineering modules are very important for these clients. For Data Scientists and Product Owners here in the middle, cost efficiency, predictable reports and advanced analytics through AI makes total difference. And finally, on the right, we also reach the C-level executives, giving improved leverage over competitors and data-driven digital transformation, the most relevant module for them is Data Visualization.

Now, let us briefly look into our competitive landscape. On this chart you can recognize Semantix, displayed in purple dots, covering the entire journey from Integration, Engineering, AI, Visualization, Sharing, Monetization, up to the vertical specific Applications. One important comment here is the size of the bubbles means the level of maturity we have in specific modules. When you look at Snowflake and Databricks, for example, in light blue and red dots, they are superb data analytics providers, but they only cover some steps of the journey. So when companies decide to go with them or other players with a similar situation, they required to hire multiple providers to complete the lifecycle. So hiring a company like Fivetran for Data Integration, for instance, which makes the task much more complex and expensive. And, none of them has really ventured into vertical specific applications, which many of our customers already much enjoy a lot.

Now, on next slide, we finally bring to our clients data services to make their Data Journey even more complete, offering Professional and Managed Services. With our seasoned professionals, we offer relevant services to our clients to guarantee the success of their entry into the data world.

Now some examples of clients we’ve been impacting. In this first slide, we have Mercedes Benz, Mauricio Mazza, the CIO of Mercedes Benz Latin America said: "The SDP Semantix Data Platform enabled us to improve manufacturing efficiency, resulting in a 6% productivity increase over the last 2 years". And how we did that? When we got into Mercedes, they were facing several disruptions on their production line, together with their team, we were able to map all the processes that could be causing these issues, and by gathering data with many sources, we were able to identify the causes. Now, Mercedes not only knows where the problems are caused but they can anticipate them

On the next slide, also a very relevant case, Bradesco, the second largest bank in Brazil, they basically said that: "Semantix is definitely the best Data and AI company in Brazil, with Semantix, they were able to launch their Digital Bank based on a first-in-class data driven model." Now our next slide, we have another client, which is one of the largest electronics conglomerates globally, and they trusted Semantix to build and run the data integration and optimization of the entire e-commerce in Latin America.

Now, the last case we have here is hospital care. Hospital care, represented by Herbert Cepera, the COO of the Hospital Care Group, one of the largest healthcare enterprises in Latin America, said: "Semantix enabled a smooth transition from System Integration to Data Integration, accelerating by 5 years their digital transformation." How we did that, we started bringing data from several different sources of the group in to our platform, and we developed a comprehensive set of KPIs that were the base to create the hospital command center. The Hospital Care professionals, through this center, can monitor in realtime the journey of their clients, also the financial indicators and they also can predict usage of their facilities

Now on the next slide, we show our go-to-market strategy. First, starting here on the top of the pyramid, for large enterprises, we not only offer them a highly reliable, secure and scalable data platform but also a simple and predictable cost structure, which is imperative for these customers because they have huge and constantly growing data usage. Now, in the middle, we have corporate accounts. They value much our end-to-end approach, providing a simple, friction-less access to the data world. Next on the bottom here, we have middle market, which is an important focus for Semantix. They are more and more opening to the data world. The combination of a one-stop-shop with cost-efficiency and vertical specific applications is letting Semantix enjoy the growing adoption of our platform with this this yet unexplored segment. Last comment here, once we are exploring and expanding our operations in the US, we are planning to take advantage of this compelling offering that we have for the small and medium market, expanding our business in the region. At the same time, we are also cross-selling our services with some of our current global enterprise customers which we already serve in Latin America, and are very happy customers. And we are moving this service to the U.S.

On that note, I am pleased to hand over to our CFO, Adriano Alcalde

Adriano Alcalde, CFO | Semantix

Thank you, André. Hello, everyone. It´s nice to meet and talk to all of you. My name is Adriano. In the next sections, we will jump into some slides to see some of our numbers about our business. We essentially divide our business, as we can see in this slide, into two key categories: first one is SaaS and second one is AI & Data Analytics Services. Our SaaS Products are what André has described. We offer an all-in-one data solution to our customers. Inside this business line, we have Proprietary Products and Non-Proprietary Products and most of the future growth in Revenues and in Margins will come from our Proprietary Products and we will see this further in the presentation. In the year 2021, as we are able to see here, this business line grew 96%.

During the last years, we have been developing a long-standing relationship with several of our clients, clients who trust in our work and us, the Company, offering a complementary data service solution to them. We have been successfully accelerating the natural migration from Non-Proprietary to Proprietary Products. And by doing this, we are providing to our clients the best products we have, making them more satisfied, loyal, and allowing us to benefit from higher margins at the same time. So it’s a situation in which both sides win. Our other business is the AI & Data Analytics Services line in green as you can see here, it includes technical and advisory services, including consulting, cloud monitoring, data integration, data engineering, and training, all of them mostly related to our Proprietary Data Platform. Next slide, let´s see some more details about our revenue modeling based in our business lines.

Regarding our pricing modeling, we have some differentiations by product line. If we consider our SaaS Proprietary line we price by platform users, storage size, data source, data flow and data refresh time and processing. We do not charge for consumer users like some of our competitors do, we only charge for platform developer users. And this is totally aligned with one of our mottos: the more data consumption, the more impact on lives. For our SaaS Non-Proprietary line we price by nodes/servers when the customer contracts are “on premises” and by credits when it comes to cloud. We also can provide a pre-paid or post-paid contract, that is, if consumption exceeds what the customer has purchased, we charge the excess. For our AI & Data Analytics Services we price according to the size of the project and calculate the number of hours, therefore, we charge per “based-hour”. Another important point here in this slide is our revenue recognition modeling. For our SaaS Proprietary line we recognize our revenues over time on monthly basis according to the contract duration; for our SaaS Non-Proprietary line, we recognize our revenues at a point in time as the annual renovations occur and for the AI & Data Analytics Services we recognize overtime based on the hours consumed by the customer.

On the next slide I’ll provide some numbers that corroborate with the evolution of our Proprietary SaaS products. We lay out on this page the SaaS Net Revenue Breakdown between Non-Proprietary and Proprietary Products and the clear migration from one to the other. We launched this migration strategy in the year 19 and in the year 21 we had 23% of our revenue coming from Proprietary Products. This is a trend that is evolving fast and will keep evolving and we estimate that we will surpass the mark of 55% mark by the end of year 2023 and this is extremely important because from this migration we will have the highest increases in our Gross Margins as we are going to see further. This year, 22, we are projecting that our Proprietary SaaS business line will contribute to over 35% of our SaaS revenues. And we are very confident that our R&D focus on developing and improving new proprietary features, coupled with a strong sales & marketing efforts and our inorganic pipeline focused on SaaS companies will accelerate even more the pace of our migration in the years to come.

Now, on the next slide, I will show to you some financial information. One the left, we see the strong growth in revenues mostly motivated by the increase in the Proprietary Products Revenues that we saw in the last slides. We posted more than 200 million REAIS in revenues in the year 2021 and we should reach over more than 400 million REAIS in the year 2023, doubling the company in two years. And this is a very healthy growth because this line has much higher margins than the other ones. We see the reflects of this combination of factors, increase in Proprietary Revenues with Higher Margins, in the middle and right graphs. In summary, the more we shift our product mix of Revenues to Proprietary ones, the more we gain in our margins. The main reasons for the high Revenues Growth are due to the growth in the number of new clients yearly and the up sell in our current clients and this is explained by our consistent Net Revenue Retention that reached over 136% in the year 2021. Let´s see now, some of our main drivers to our years to come.

Here I want to show the building blocks of our continuous growth strategy. From the left to right, we can see our expansion areas. We will expand our customer-base through our own sales force and through distribution channels, backed of course by well-defined go-to-market strategy that has been presented earlier. We will continue to increase and improve our range of products, in particular proprietary vertical solutions and add-ons. This will lead to cross-sell and in the expansion of the Net revenue retention. We also plan to continue growing inorganically through strategic acquisitions. As was the case of LinkAPI that was highly complementary to our ecosystem. Our revenues outside of Brazil represented only 11% of the total in the year 2021 and we know that there’s a lot to capture here and of course we plan to improve our penetration in many international markets, starting of course with the United States, where we are already present. In the next slide I will provide some investment highlights showing how we intend to do it.

On this slide, in the center, we can see the minimum amount of cash that the Company will raise after the merger transaction, regardless of redemptions because we have a fully committed capital with the PIPE investor what totalizes 117 million dollars. We have historically been successful in investing the capital of the Company and we will keep this with the investment that will take place further. In terms of M&A, for example, we have an excellent track record, based on the acquisitions of LinkApi, Tradimus and Fast One, which fully complemented the Company's platform. And 35% of the investment will be allocated to future acquisitions. Our international expansion has been very successful so far, considering the cases of Mexico, Colombia and United States. And this will be a very important destination of our future resources, where we will allocate 10% of that; The Company intends to make a good part of its investments to reinforce its Go-To-Market strategy considering the increase in its sales force and much higher investments in marketing. Therefore, we intend to invest 15% in this strategy. The Company will focus on the development and improvement of our proprietary products, as we have described throughout this presentation. So, we are going to invest 20% of our capital on this front. And finally, we dedicate a part of the investment in general lines, including the merger closing costs of our transaction.

Next slide let´s talk about our R&D investments. Our R&D teams are comprised of data engineers, data scientists and data specialists with solid backgrounds. We attract these talents by developing programs and assembling our internal teams with external people who can potentially join the company. Next, the Company has its Data Lab with universities such as Unicamp, where the Company is physically based as well and we intend to improve this type of incentives with universities abroad considering, of course, American universities soon. In this way, our development teams are improved with internal and external updates, with people with a lot of potential and who bring us the improvement of our proprietary products. In 2020, we invested 6.4% of our net revenues in R&D, while in the year 2021 we invested 9.4%. Our team also grew considerably from 2020 to 2021, from 89 people to 142 people. Now let me handover to Leo again. Thanks very much

Leonardo Santos, Founder & CEO | Semantix

Thank you, Adriano. We were only able to deliver such amazing results because we have an incredible group of people. And we have recently strengthen our team to accelerate our growth journey, with André that you have just met and Marcela, our new Chief Strategy Officer, including investor relations, M&A, and CBC strategy, who was also previously leading investor relations and M&A at B3, the Brazilian stock exchange company. Looking ahead, we expect to grow our team even more. As of December 2021 we reached the milestone of almost 500 employees and 300 developers. We truly believe that our business is made of people, and we invest a lot in this pillar. In 2021 alone, we provided more than 200 hours of training to our over 500 employees. We really care about recognizing our employees and we built a rich environment to develop and give opportunities to talented people. We will compose our Board with seven experienced executives. Jaime Cardoso, Rafael Padilha, and Dorival Dourado have been with us since our VC rounds and helped us shift our business toward proprietary SaaS products. More recently, Rafa Steinhauser and Veronica Serra joined the group to help us with our next step of going global.

Now, to summarize our presentation, I would like to highlight a few points. We have a proven leadership in Brazil and Latin America, and a highly scalable business, soon gaining space in the US. This listing will enable us to accelerate growth even more, organically and inorganically, in a $89 billion dollars market. We have an outstanding track-record in retaining customers due to our unique business model that relies on a fully integrated and end-to-end proprietary data solution, with several brilliant people working 24 by 7 to deliver the best product to our customers. We are delighted to have had, your attention and will be honored to have you, along with us, breaking down data silos. We are now open to your questions. Thank you so much.

Marcela Bretas, Chief Strategy Officer | Semantix:

So this concludes today's presentation. We will now open up for questions and answers. If you'd like to submit a question, at the bottom of the screen, there's a Q&A button and you can type your question in there. So maybe I'll start with a couple of questions that we received, Rafa, about the timing of the transaction. So investors are wondering when when did the SPAC enter the company and then, when will we see the proceeds from the transaction in Semantix cash position? So Rafa, can you please address the question.

Rafael Steinhauser, Founder & Sponsor | Semantix:

Thank you, Marcela, and I understand the question goes around which are the next steps towards getting this merger completed and having Semantix listed at the NASDAQ. And the next steps are we are in the third round of answers to SEC, and the last number of questions SEC raised were not complicated, so we understand that this might be the last round if that's the case after that immediately after that we will call in the shareholders meeting, general shareholders meeting of Alpha for voting for this transaction, and that takes 20 days. And after that, assuming the voting is positive, which for the most part or I'm not aware of any voting that was in history of SPACs negative, and then the transaction will be fulfilled a few days later, five days later, and just a couple days later, one or two days later, the money that is today in the PIPE will get into the company and any non-redemptions out of the trust, will you get into the company as well. So at a minimum 170 million US dollar, and then there are another 210 million in the trust that might be non-redeemed and flow into the company as well. So that's the timing and what's going to happen back to you, Marcela.

Marcela Bretas, Chief Strategy Officer | Semantix:

Thanks Rafa. Moving on to another topic, Leo here, there's a question about the competitive landscape in Latin America and how is it different from what we see in the US or Europe, can you please comment on that?

Leonardo Santos, Founder & CEO | Semantix:

Of course, thank you for the question and we will look into at the Latin American market, we see the low maturity of the use of data technology and knowledge, compared to this market. With that, we developed our solution together with the larger customers, middles, companies and the corporate companies to make the scalable and offer end to end solution and remove the friction, reduce the cost, in addition to extract the value from the data. Even with the low maturity regions, we automated our platform, the customer says we accelerate the use and extracting value from the data by over 87%. This is all proposed to continue democratization, the use of the data to benefits the company, economic ease, and of course, the people.

Marcela Bretas, Chief Strategy Officer | Semantix:

Great, Leo, maybe I will ask a follow up question to that and trying to understand a little bit more, if you could give us more color on the growth strategy. Specially after 2023, 2023 going forward on how you view your growth coming along, both in Latin America, any the US in a little bit of your view on product mix as well.

Leonardo Santos, Founder & CEO | Semantix:

Sure, so the capital raising, the focus is investment in development, technology, R&D, M&A, of course, and our go to market strategy. Latin America is the main market for us, but the strategy is growing in US and North America. We have more than 20 countries right now who use the Semantix data platform, but the idea here right now is the accelerate the use in other regions, and of course, M&A is part of the strategy. The growth right now is organic, but in the future we are looking to inorganically grow. The focus for the M&A is buying companies and technology to complement our Platform. For example, our PA technology, graph technology, overages, so many others. The strategy we looking at right now is to complement our own platform. That's the focus in the investment and in raising money.

Marcela Bretas, Chief Strategy Officer | Semantix:

And you mentioned that the plan is to grow and expand in the U.S. How do you plan to position Semantix versus the legacy players that are that are in the US? What is the value proposition that you bring to clients in order to win in those markets?

Leonardo Santos, Founder & CEO | Semantix:

Thank you for the question. We look into the corporate and small and medium market. That's the greenfield in terms of the vision and go to market for Semantix. The competitors right now is ready, of course, to enter the enterprise market. But in terms of the cost efficient, end to end, Semantix is the only one in terms of this approach in this market. Because we offer at all we want in the same platform just, for example, with setting up the technology, we set up with the customer in minutes. It depends, of course, but this is the competitive advantage, in our view. And right now, not the enterprise markets but middle and small businesses have a need to extract value from the data, not because different competitive advantage but in terms of the survival. And Semantix offers all we want in the same platform. This is different for other competitors.

Marcela Bretas, Chief Strategy Officer | Semantix:

Thank you, Leo. Rafa, I have another question here regarding the transaction, so this investor wants to understand if there's a chance of this SPAC not entering the company, I mean of the transaction not closing, can you please comment on that.

Rafael Steinhauser, Founder & Sponsor | Semantix:

Okay, thank you. The company itself and Alpha Capital signed a binding merger agreement and, not just that, but we also secured capital that is higher than the minimum cash for closing this transaction, minimum capital for the transaction. Minimum capital is 85 million, we secured a PIPE of 117 million. So nothing separates us now from closing the transaction, but the regular process of going through the SEC approval of this merger intention which, as I mentioned, we are in the third round of questions and comments, which is a normal process to happen. And after that, the also normal process of calling a shareholder meeting, getting the general shareholder’s vote, and then automatically, a few days later, having the merger happening. So from a legal standpoint and from a capital or cash availability standpoint, there is no doubt that we are going to do the transaction. Back to you.

Marcela Bretas, Chief Strategy Officer | Semantix:

Thank you Rafa, and so I have another question here for Adriano. So Semantix has been so far successful in pursuing an ambitious growth strategy while maintaining profitability, so we want to understand how the company was able to do that and how do you view margins going forward.

Adriano Alcalde, CFO | Semantix:

Thank you, Marcela. Very good question. Along the years the company's shifting its mix of revenue from non-proprietary lines to proprietary lines. As I said in the slides, proprietary lines have much higher margins, as we’ve mentioned. Our non-proprietary lines and margin around 26% while our proprietary line has margin of 8%. So, since the year 2019 to the projected 2022 or 2023 the proprietary lines are gaining space for non-proprietary on a consistent basis, jumping from 1% of participation to 55% in 2023. So as a result of this migration, this this mix from one to the other, the gross margin should raise from the level that we saw in 2021 of 40.7% to 56.7% in 2023. And after 2023, we expect that our blended margin achieves more than 10%, what is stable and feasible for company. So that's the way we see our gross margin evolution.

Marcela Bretas, Chief Strategy Officer | Semantix:

Great, thank you. So Andre, maybe you could comment, a little bit on Semantix’ strategic priorities for Latin America and how go about it.

Andre Frederico, GM LatAM | Semantix:

Yes, definitely well, thank you Marcela well. First, the way we are we've been looking into Latin America is that we already presenting to Latin America a very relevant position. So clients already see Semantix as a leader in data in AI. What we are doing right now is really to expand the perception in the usage of our own platform, SDP the Semantix data platform. The way we are doing that in Latin America is, first, I mean we spoke about the investments that we've been doing this year in terms of marketing, after the offer. But, in fact, we have already been accelerating the investments in the last months in terms of marketing. Like, for instance, this year we are planning to invest in marketing and sales personnel more than we have invested the whole history of Semantix. So we’ve been increasing the efforts that we have in the region in terms of positioning ourselves, showing our products, making clients understand how we can really leverage their business with our data platform. With this, we've been focusing a lot on, for instance, the middle market. Middle market, we see a very important competitive edge for Semantix. Because these companies, they do not have the benefits of being able to put a lot of resources, either personnel or money, in order to develop and implement a data driven strategy. With Semantix, because we offer an all in one platform, what we've been seeing with these clients that they have been benefiting from: First, a quick implementation of a solution; second, a cost-efficient platform and also after they implement and they have to run their day by day, we offer a solution where they do not need to build a huge team in terms of data in AI. So that brings to them a very differentiator, a very big differentiator, in terms of implementing a solution like Semantix. And the way we've been approaching these clients is not only with our own salesperson but also through partners. We have Semantix own partners program that has been growing, month after month. We have been bringing new partners, not only in Brazil, but also in other countries in Latin America and now in the US and Europe. These partners, they are companies that are very engaged in the data markets, in the bringing to Semantix opportunities of clients that want to use our products or have situations that our products can solve the problems for them. It has been a very, very powerful and successful strategy and we aim to excel more and more over these strategies.

I'm seeing that every month, clients are more and more pursuing the differentiators and the value that our products, our platform can bring to their data strategy. I think this is summarizes how we are being seen this expansion into the region.

Marcela Bretas, Chief Strategy Officer | Semantix:

In what is on the product roadmap for Latin America, and are there any obvious blind spots that we are planning to address.

Andre Frederico, GM LatAM | Semantix:

Yes, sure not only for Latin America, but every time we're looking to our product roadmap, we are gathering the feedbacks that we have from clients that we are already using our platform. For instance like, for instance, not only through our clients relationship, but also we have a customer advisory board that focuses on have your clients, together with us and discussing what is the best features that we should anticipate in our platform going forward. Things that we are seeing: first, we have been putting a big focus into vertical specific usage, so looking to connectors, data sets, algorithms, and also dashboards that can help different sectors like health, financial, and agribusiness, for instance, it's something that we've been focusing a lot in our roadmap.

When we're looking to specific features, we have been putting a lot of focus on ML Ops, so we want to more and more enhance our clients’ experience in not only having the power of developing their own data models, but also having inside our platform several features that can make it a lot easier. It can make it's almost like a plug and play data usage or data science experience. Also, we are bringing in different features that can bring into our clients, a better experience in terms of gathering the data and making usage of this data for monetization, for data visualization, and also for generating for their business areas insights. So we are looking into features that can bring in, for instance, new algorithms for their business, and features like Leo mentioned like PA graph and others. I think this summarizes the main principles that we are focusing, in terms of our platform roadmap.

Marcela Bretas, Chief Strategy Officer | Semantix:

Right, thank you, Adriano we wanted to understand what level of conservatism is embedded in the numbers and the projected numbers. Can you talk a little bit about what are the expectations versus the numbers presented that we're showing them in the materials?

Adriano Alcalde, CFO | Semantix:

For sure, very good question, Marcela, thank you. We have a recurring SaaS business. We consider our NRR to project our numbers, we consider NRR and apply it on our current customer base, what brings a safe projection over our install base of clients. In the new customer part, we are constantly improving our sales force and investment with potentially gives us a sense of how much revenue can come from new customers. And, as I said, our consistent NRR gives us the confidence that the company can achieve its goals in the next year. Besides that, we have the best products, there is a massive market trends for data growing globally. And we have a robust plan to grow geographically too. So considering all these aspects, the model we built and we are putting to the street is our internal plan, and it is not discounted. So that's the level of conservatism we have in our projection.

Marcela Bretas, Chief Strategy Officer | Semantix:

Got it, so the numbers are not discounted. Great. So one final question here, Leo, I think that's for you, why was the SDP released in 2015 but after four years of only 1% of revenue growth in 2019, and but then we see some explosive growth to 23% in 2021.

Leonardo Santos, Founder & CEO | Semantix:

Yeah I’ll start to answer this question, but I think Andre can complement about this. But in 2015, we started the third party software, the SDP 1.0, we used third party software. And after three years of development, we were comfortable for delivery to the others markets like middle market and small business, and the migration part 100% for proprietary solution. And of course the go to market strategy to move for offer and the delivery as SDP 2.0, this is a huge market because the middle market is more greenfield for us, and the sales team, market team has prepared to deliver and split its product for all the market.

Andre Frederico, GM LatAM | Semantix:

Yeah, so complimentary on that, Leo, yes definitely I think a big a big transformation that we that we have seen last year and we are seeing and more and more this year is really the shift into our own our full proprietary solution, and our full proprietary solution that now offers really the all in one that we are saying. This has opened to us a very relevant door to the middle market. These clients on the previous solution that we had, we were not offering to them a complete solution in something that really could solve problems that they have like, for instance I mentioned previously, the fact that we can offer now a solution, quick to implement, very cost efficient, and very low maintenance. This, I think, is the big edge and the big transformation that we have started to offer in 2021, and we are scaling this year onwards.

Marcela Bretas, Chief Strategy Officer | Semantix:

Great and there we don't have any other questions so far, so iIll give maybe five seconds, if anyone wants to submit any final questions. No, so I guess this concludes today's presentation and Q&A session. On behalf of all Semantix team, I'd like to thank you all for your time and interest in Semantix. And to reinforce that the whole team here is fully available to answer any follow up questions you might have. You can reach out to us at the email address IR@semantix.ai. And we'll be happy to schedule a follow up session or answer any questions you might have by email. Okay thanks everyone and have a nice day.

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Forward-Looking Statements

This transcript contains statements that constitute “forward-looking statements,” including with respect to the proposed Business Combination. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. No assurance can be given that the Business Combination discussed above will be completed on the terms described, or at all. These statements are based on various assumptions, whether or not identified in this transcript, and on the current expectations of Semantix’s and Alpha Capital’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Semantix and Alpha Capital. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in Alpha Capital’s final prospectus that forms a part of Alpha Capital’s Registration Statement on Form S-1 (Reg. No. 333-252596), filed with the SEC pursuant to Rule 424(b)(4) on February 18, 2021 (the “Prospectus”) under the heading “Risk Factors,” and other documents of Alpha Capital filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Alpha Capital nor

Semantix presently know or that Alpha Capital nor Semantix currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Alpha Capital’s and Semantix’s expectations, plans or forecasts of future events and views as of the date of this transcript. Alpha Capital and Semantix anticipate that subsequent events and developments will cause Alpha Capital’s or Semantix’s assessments to change. However, while Alpha Capital and Semantix may elect to update these forward-looking statements at some point in the future, Alpha Capital and Semantix specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Alpha Capital’s or Semantix’s assessments as of any date subsequent to the date of this transcript. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to the shareholders of Alpha Capital for their consideration. Alpha Capital has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement to be distributed to Alpha Capital’s shareholders in connection with Alpha Capital’s solicitation for proxies for the vote by Alpha Capital’s shareholders in connection with the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, Alpha Capital will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Alpha Capital's shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Alpha Capital's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, because these documents will contain important information about Alpha Capital, Semantix and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Alpha Capital, without charge, at the SEC's website located at www.sec.gov or by directing a request to 1230 Avenue of the Americas, Fl. 16, New York, New York 10020.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Alpha Capital, Semantix and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from Alpha Capital’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Alpha Capital’s shareholders in connection with the proposed business combination will be set forth in Alpha Capital’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Alpha Capital’s directors and executive officers in the Prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

CONTACT: Semantix PR

semantix@icrinc.com

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